

Investor Presentation

Tessera Technologies Inc.

April 30, 2013

Overview of Starboard Value LP

- Starboard Value LP is a deep value oriented investment firm that specializes in investing in underperforming companies and analyzing alternative strategies to unlock value for the benefit of all shareholders.

  - Our approach to investment research begins with a deep fundamental understanding of a company's businesses, end markets, and competitive positioning.

  - We compile information from a variety of publicly available sources, including our own primary research, as well as interviews with industry executives, consultants, customers, partners, competitors, and other investors.

  - We evaluate each company with an open mind and welcome constructive discussions with management regarding corporate strategy and their vision for the future.

- Starboard has been making active investments in public companies for over ten years.

  - We generate returns through an increase in shareholder value at our portfolio companies.

  - Our interests are therefore directly aligned with those of all shareholders.

- Over the past ten years, Starboard has added or replaced approximately 97 corporate directors on approximately 35 corporate boards.[1]

  - We understand the requirements of public board service and how to be effective in the boardroom while remaining professional and constructive.

- Although it is difficult to quantify the direct impact of change in board composition on stock price performance, in our experience it has had a material positive impact. According to 13D Monitor, a leading independent research provider on shareholder activism:

  - *"Starboard's average return on a 13D filing is 22.2% (versus an average of 5.0% for the S&P500 during the same time periods). However, when they have received a board seat, their average 13D return has been 27.8% versus 8.4% for the S&P500."* [2]

(1) Includes investments that Starboard's investment team managed while at Starboard's predecessor, Ramius Value and Opportunity Master Fund, Ltd
(2) Statistics from 13D Monitor as of April 18, 2013. Past performance is not indicative of future results and no representation is being made herein that any investment will or is likely to achieve returns in line with historical data.

STARBOARD VALUE®

Starboard Has Significant Intellectual Property Expertise

- Over the past few years, we have built significant expertise in intellectual property related companies and have helped play a role in several key transactions that have reshaped the industry and created value for the benefit of shareholders.

- In 2012 alone, we had active investments in AOL Inc. ("AOL"), MIPS Technologies, Inc. ("MIPS"), and Unwired Planet, Inc. ("UPIP"). In each situation, we identified companies with significant value in their intellectual property that was not being recognized by the market and pressed for these companies to take steps to realize the value of these assets.

Aol.

Sale of a substantial portion of its IP portfolio to Microsoft for $1.1 billion and other value enhancing actions.

Stock price increased 75% from day prior to Starboard's first public letter to day following annual meeting. [1]

MIPS TECHNOLOGIES

Announced two-part transaction including the sale of the operating business and the IP assets.

Stock price increased 85% from day prior to Starboard 13D to transaction date. [2]

 **Unwired Planet**

Re-focused company on IP and announced industry-changing transaction with Ericsson.

Involvement still underway – despite challenges in legacy business, turnaround is on track and Company is positioned for substantial shareholder value creation.

Stock price declined -5% since Starboard's 13D filing and has increased 25% since Mr. Feld joined the Board. [3]

(1) AOL's share price increased 75% from the day prior to our first public letter (12/20/2011) to the day following the Company's annual meeting (6/14/2012).
(2) MIPS' share price increased 85% from the day prior to our first 13D filing (8/22/2011) to the day that sale to Imagination closed (2/7/2013).
(3) As of 4/29/2013, UPIP's share price declined 5% from day prior to our first 13D filing (5/09/2011), but has increased 25% since the day after Mr. Feld joined the Board (8/2/2011).

STARBOARD VALUE®

Why We Are Involved with Tessera

- We first invested in Tessera Technologies Inc. ("Tessera" or the "Company") in November 2011 because our research indicated that an opportunity existed to create significant value for Tessera shareholders based on actions within the control of management and the Board of Directors.

- We strongly believe that change is necessary at the Company given its terrible performance over the past several years, across almost any measure:

  – **Stock price performance has been terrible**: Prior to Starboard's initial 13D filing on November 26, 2012, Tessera's stock price had dramatically underperformed the broader equity markets, the PHLX Semiconductor Index, and all three of the Company's Proxy Peer Groups over almost any measurement period.

  – **Operating performance has been abysmal**: Despite a decline in total revenue of 22% from 2009 to 2012, total operating expenses actually increased 41%, resulting in a massive decline in operating income of $156.0 million over the same time period.

  – **Capital allocation has been extremely poor**: The Company has been aggressively investing in its non-core Digital Optics business segment ("DOC") for the past several years. In fact, total losses and investments in DOC have amounted to at least $517 million, or $9.90 per share, since 2005.

  – **The neglected core IP business has underperformed**: From 2009 to 2012, revenue in the core IP business declined by 28.5% while segment operating expenses increased by 51.7%, resulting in a dramatic decline in segment operating income.

  – **Management and board turmoil**: Over the last 5 years the company has had 4 CEO's and significant turnover among senior and mid-level management. These issues resulted in two of the long standing independent directors resigning due to a number of issues around governance, strategy, and leadership. Additionally, the Board has been fractured and dysfunctional with effective control placed with the former Chairman and now the new Chairman.

We are involved with Tessera because we believe there is a substantial opportunity to create value for the benefit of all shareholders, but management and the Board have repeatedly failed to do so. We have nominated a new slate of directors who we believe are significantly more qualified and have a better plan for the future of Tessera.

Our Slate of Highly-Qualified Candidates Is Far Superior to the Company's Slate

- Through a two-month search process utilizing a tier one executive search firm, we identified and nominated a slate of six new director candidates with exceptional and relevant credentials, including:

  - **Tudor Brown: Founding member and former President & Chief Operating Officer of ARM Holdings plc**, one of the most successful semiconductor IP licensing companies in the world.

  - **George Cwynar: Former President, Chief Executive Officer and Director of MOSAID Technologies**. During his tenure, MOSAID was a leading designer and licensor of memory technology, and supplier of memory test systems to major semiconductor companies worldwide.

  - **Peter Feld:** Managing Member and Head of Research of Starboard Value LP. Experienced Board member and representative of **one of Tessera's largest shareholders.**

  - **Thomas Lacey: Former CEO of Phoenix Technologies and International DisplayWorks**. **Former President of Vista Point Technologies** (Flextronics' Components Division). Former executive at **Intel Corp**.

  - **George Riedel: Former Chief Strategy Officer of Nortel Networks**. Led unprecedented effort to monetize 6500 patents in industry defining transaction. Patents were sold for $4.5 billion to a consortium including Ericsson, Apple, RIM, Microsoft and EMC.

  - **Donald Stout:** Senior partner at the law firm of Antonelli, Terry, Stout & Kraus, LLP. Mr. Stout's legal practice involves all facets of intellectual property. **Co-Founder of NTP Inc.**, a very successful patent holding company for which he prepared the original patents and managed its patent litigation strategy.

- Management's slate of director candidates, on the other hand, appears to have been hastily assembled and consists of a combination of incumbent directors and new directors, many of whom lack relevant experience and have ties to Chairman and Interim CEO Richard Hill.

- David Nagel has been on the Board for 8 years and is responsible for overseeing years of terrible performance and poor governance.

- We note that not a single one of management's nominees has run an intellectual property licensing business, has direct background in imaging technology components, has experience in patent law, or owns a material stake in the company.

  Our slate of nominees includes individuals with deep expertise in Tessera's key markets, a broad understanding of the intellectual property licensing and technology components businesses, and the independence necessary to hold management accountable for its performance.

STARBOARD VALUE®

Our Nominees Have a Superior Strategic Plan to Restore and Enhance Value at Tessera

- Together with our nominees and IP Navigation Group, a leading intellectual property advisory firm, we have researched and begun development of a strategic plan that we believe will stabilize, improve, and drive significant long-term shareholder value creation. We approach Tessera with an open mind and will continuously refine the strategic plan as more information becomes available to us.

- Our world-class slate of nominees has the right experience and skill sets to execute on a strategic plan to reinvigorate license activities and generate new revenue sources, while lowering costs and returning capital to shareholders.

- Management on the other hand, has presented only a high-level plan that lacks any near-term or medium-term financial performance commitments, involves continued heavy spending on R&D, SG&A and corporate overhead, and appears just to be a moderately revised version of prior management's plan.

- **Highlights of our strategic plan, which is outlined in greater detail in these materials, include the following:**

  - Refocus on becoming a successful technology licensing company with a disciplined cost structure and best-in-class margins.

  - Realize the full licensing value of Tessera's current patent portfolios.

  - Evaluate partnerships for DOC, while retaining intellectual property and beginning a licensing effort to realize revenues from this valuable portfolio.

  - Explore industry partnerships and small tuck-in acquisitions to expand on Tessera's core intellectual property assets in order to grow revenue and extend the life of the portfolio.

  - Significantly reduce costs across all functional areas of the Company.

  - Return excess capital to shareholders.

Starboard has been pressing for these changes for over a year. It is only under the pressure of this election contest that the company has begun to adopt elements of our plan.

STARBOARD VALUE®

6

Real Change Is Necessary Now

STARBOARD VALUE®

Dramatic Stock Price Underperformance

Tessera's stock price had dramatically underperformed the broader equity markets, the PHLX Semi Index, and all three of the Company's Proxy Peer Groups over almost any measurement period.

Summary Returns

	As of November 26, 2012 Prior to Starboard's involvement (1)			As of April 19, 2013		
	1 Year	3 Year	5 Year	1 Year	3 Year	5 Year
Tessera Technologies Inc.	**-3.8%**	**-38.0%**	**-59.2%**	**13.7%**	**-12.9%**	**-8.0%**
NASDAQ	21.9%	36.8%	17.2%	5.8%	29.3%	33.4%
PHLX Semi Index	7.7%	17.6%	-7.9%	-0.6%	7.0%	10.5%
High-Tech Peer Group (2)	13.0%	45.8%	32.6%	-0.9%	26.4%	59.9%
IP Peer Group (3)	-4.9%	53.7%	28.0%	-4.5%	30.5%	60.0%
DOC Peer Group (4)	-6.6%	9.8%	-24.0%	-5.7%	10.2%	-5.5%
<u>TSRA relative to:</u>						
NASDAQ	**-25.7%**	**-74.8%**	**-76.3%**	7.9%	-42.2%	-41.4%
PHLX Semi Index	**-11.5%**	**-55.6%**	**-51.3%**	14.3%	-19.9%	-18.5%
Hihg-Tech Peer Group	**-16.8%**	**-83.8%**	**-91.7%**	14.6%	-39.3%	-67.9%
IP Peer Group	**1.2%**	**-91.7%**	**-87.2%**	18.2%	-43.4%	-68.0%
DOC Peer Group	**2.8%**	**-47.7%**	**-35.1%**	19.4%	-23.1%	-2.5%

Five-Year Stock Price Chart



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(1) One day prior to public filing of Starboard's initial Schedule 13D disclosing a 5.7% stake in Tessera.
(2) High-Tech Peer Group sourced from TSRA 2013 proxy and includes: ACTG, ADVS, CYMI, EFII, ENTR, IGTE, XXIA, JCOM, LTXC, MPWR, NANO, NEWP, POWI, QLGC, SMTC, SIMG, STEC, SYNA, TIVO, UTEK, VCLK, VLTR, and WBSN.
(3) Intellectual Property Peer Group sourced from TSRA 2013 proxy and includes: ACTG, CEVA, DLB, DTSI, ELNK, IDCC, MOSY, PDFS, RMBS, RPXC, and PANL.
(4) Digital Optics Peer Group sourced from TSRA 2013 proxy and includes: COHR, INFN, IMMR, MEMS, MVIS, OVTI, and PANL.

STARBOARD VALUE®

Weak Historical Consolidated Financial Performance

The primary reason for Tessera's long-term stock price underperformance has been the continued deterioration of the Company's consolidated financial performance. From 2009 to 2012, Tessera's revenue declined 21.8% while total operating expenses actually increased 40.7% resulting in a massive decline in operating income.









(1) Excludes cost of goods sold as well as non-recurring items, including restructuring and other charges, impairment of long-lived assets, and impairment of goodwill.
(2) Excludes non-recurring items, including restructuring and other charges, impairment of long-lived assets, and impairment of goodwill.
(3) Calculated as cash flow from operations minus capital expenditures.

STARBOARD VALUE®

Weak Historical Segment Financial Performance

An analysis of the Company's two business segments, Intellectual Property ("IP") and Digital Optics Corporation ("DOC"), reveals that DOC has been the primary driver of the Company's poor operating performance, but IP's financial performance has also deteriorated.

- DOC has never been able to achieve sustainable revenue growth and operating losses have mounted over the years due to increasing operating expenses.

- Excluding corporate overhead, cumulative operating losses over the past five years have amounted to $273.2 million or $5.23 per share.

- This does not include cash spent on acquisitions and capital expenditures over that time frame which was at least $243.8 million or $4.66 per share.

- Collectively, this amounts to $9.90 per share in losses and investments.

- Although IP is currently profitable, its financial performance and profit margins have deteriorated substantially over the past few years.

- From 2009 to 2012, revenue declined by 28.5% or $76.8 million while segment operating expenses increased by 51.7% or $39 million, resulting in a staggering decline in segment operating income of $115.8 million.

DOC Financials [1]

($ in millions)



IP Financials [1]

($ in millions)



Source: Tessera Form 10-K filing.
(1) Assumes 35% of corporate overhead is allocated to IP Segment and 65% is allocated to DOC segment (based on Tessera's investor presentation filed on 4/25/2013).

STARBOARD VALUE®

Weak Financial Performance Driven Primarily by DOC

Since 2005, Tessera has invested over $500 million in its DOC business representing $9.90 per share. In 2012 alone, DOC generated segment operating losses of $86.2 million [1].

DOC Acquisitions and Investments since 2005 [2]

($ in millions)

FYE December	2005-2007	2008	2009	2010	2011	2012 [1]	Cumulative
Revenue		$33.7	$29.7	$37.4	$41.2	$41.1	$183.1
Gross Profit		20.8	13.1	16.0	20.3	1.7	71.9
Operating Expenses:							
R&D		(40.2)	(40.7)	(50.1)	(47.2)	(67.9)	(246.2)
SG&A		(16.0)	(21.5)	(22.5)	(19.0)	(20.0)	(98.9)
Total Operating Expenses		(56.2)	(62.2)	(72.6)	(66.2)	(87.9)	(345.1)
Segment Operating Loss [2]	**NA**	**($35.4)**	**($49.0)**	**($56.6)**	**($45.9)**	**($86.2)**	**($273.2)**
Acquisitions	(110.5)	(31.0)	(5.9)	(15.0)	0.0	(29.0)	(191.4)
Capital Expenditures	NA	NA	NA	NA	NA	(52.4)	(52.4)
Total Losses & Investment in DOC							**($517.0)**

Business Segment Financial Performance

($ in millions)

FYE December	IP	DOC	Corporate	Total
Revenue	$192.9	$41.1		$234.0
Gross Profit	192.0	1.7		193.7
Operating Expenses:				
R&D	(32.8)	(67.9)		(100.7)
SG&A	(30.1)	(20.0)		(50.0)
Litigation	(34.2)	0.0		(34.2)
Total Operating Expenses	(97.1)	(87.9)	(47.0)	(232.0)
Operating Income / (Loss) [1]	**$94.9**	**($86.2)**	**($47.0)**	**($38.3)**

Source: Tessera Form 10-K filing.
(1) Operating income / (loss) excludes $2.5 million of DOC restructuring charges in 2012.
(2) Segment operating loss excludes an allocation of corporate overhead as well as non-recurring items.

STARBOARD VALUE®

Long History of Failed Commitments and Strategy Changes for DOC

Tessera has failed to achieve every commitment it has made in its DOC business over the past few years.

<u>Tessera Commitment</u>	<u>Failed Reality</u>
"Consumer optics represent a long-term growth opportunity for Tessera and we believe we are on track for **$100 million in total revenue from this exciting business area in 2010**." – Former CEO Bruce McWilliams, 4Q06 earnings call, 1/31/07	DOC generated only **$37 million** in revenue in 2010.
"We are one of the leading technology licensing and innovation providers in the imaging and optics field. And we remain confident in our goal for **$100 million in revenue in total Imaging & Optics by 2011**." – Former CEO Hank Nothhaft, 1Q09 earnings call, 4/30/09	DOC generated only **$41 million** in revenue in 2011.
"Well, I stated in June at the Cowen Conference that I felt that the [strategic alternatives and potential spin off of the Imaging & Optics business] process was in the **12 months plus or minus, probably plus timeframe**." – Former CEO Bob Young, 2Q11 earnings call, 7/28/11	**DOC is still not a separate entity** approximately nine months later than the committed timeframe.
"… we remain on track for design wins with our MEMS auto focus actuator in the **first half of 2012**." – Former CEO Bob Young, 1Q12 earnings call, 4/26/12	**DOC still has not announced a design win for its MEMS auto focus actuator ten months later than the committed time frame.** In fact, after failing to announce a design win in 1H12, Tessera determined that "<u>we're actually just going to move away from that terminology</u>." – Former CEO Bob Young 2Q12 earnings call, 7/26/12
"… we expect to get MEMS associated revenue in the **fourth quarter of this year**." – Former CEO Bob Young, 1Q12 earnings call, 4/26/12	The company **failed to achieve its target** of generating MEMS-related revenue in 4Q12. In fact, in its Form 10-K filed on 3/1/13, the Company stated that "We are <u>unable to predict when we will begin to generate meaningful revenue</u> from our MEMS- based technology, if we are able to do so at all."
"Our goal is for DOC to become **profitable in 2013**." – Former CEO Bob Young, Vista Point acquisition press release, 3/2/12	"We had previously targeted the fourth quarter of 2013 as a goal for operating breakeven in the DOC business, **but the unpredictability of this revenue ramp along with associated yields and costs have led us to defer this target**." – Former CEO Bob Young, 4Q12 earnings call, 2/7/13
"This transaction is a critical step in our strategy of transforming DOC from an optical and image enhancement software and components business into a vertically integrated supplier of next-generation camera modules…we believe we gain significant additional advantages when we control our own supply chain and manufacturing." – CEO Bob Young, Vista Point Acquisition Conference Call, 3/2/12	"The Company has determined that it is no longer necessary to DOC to be a vertically integrated camera module supplier. DOC will terminate its current lens manufacturing program and instead will focus on designing lenses that its partners can produce for use in DOC's proprietary assembly technology" – Restructuring Press Release, 3/21/13

Source: Transcripts from Tessera earnings conference calls and investor presentations.

STARBOARD VALUE®

Tessera's IP Segment Has Also Underperformed

The financial performance of the IP segment has deteriorated substantially over the past few years.

- Although Tessera's IP segment is currently profitable, its financial performance has deteriorated substantially over the past few years and its profit margins are far below the margins of other intellectual property licensing companies.

  - From 2009 to 2012, revenue declined by 28.5% or $76.8 million while segment operating expenses increased by 51.7% or $39 million, resulting in a staggering decline in segment operating income of $115.8 million.

  - Estimated segment EBITDA margins are only 41.3%, significantly lower than peers that generated 60-70% EBITDA margins.

Intellectual Property Segment Financials [1]

($ in millions)



	Revenue	Segment EBIT
2009	$269.7	$194.3
2010	$264.0	$190.7
2011	$213.4	$118.6
2012	$192.9	$78.5

Selected Intellectual Property Segment Comparables

($ in millions)

	Tessera IP TSRA [1]	Acacia ACTG [2]	InterDigital IDCC [3]	RPX Corp. RPXC
Revenue	$192.9	$250.7	$663.1	$197.7
1-Year Growth Rate	-10%	46%	-7%	28%
3-Year Growth Rate	-28%	273%	-6%	503%
5-Year Growth Rate	19%	377%	19%	12256%
EBITDA	$79.7	$145.6	$456.8	$144.9
EBITDA Margin	**41.3%**	**58.1%**	**68.9%**	**73.3%**

Source: S&P Capital IQ
(1) Assumes 35% of corporate overhead is allocated to IP Segment and 65% is allocated to DOC segment (based on Tessera's investor presentation filed on 4/25/2013).
(2) EBITDA excludes Inventor Royalties Expense.
(3) Growth rates exclude one-time patent sale in 2012.

STARBOARD VALUE®

Tessera's IP Segment Has Also Underperformed

There are several reasons for the IP segment's poor financial performance:

- Failure to renew several key licenses and to collect owed royalties.

  

- Failure to monetize patent assets and generate an acceptable return on investment on research & development and other operating expenses.

    - Created Invensas subsidiary over two years ago, yet has only publicly disclosed one license agreement and no reported revenue.

    - Over 1,300 Patents acquired to expand licensing business (569 Acquired in 2011, 393 Acquired in 2010, 292 Acquired in 2009, 102 Acquired in 2008), yet revenue has declined.

    - Failed to license valuable IP in its DOC subsidiary.

    - Spent significant capital on research and development that has yet to generate an acceptable return on investment.

- SG&A has continuously increased despite declining revenue.

- Excessive outside legal expenses relative to case load and excessive corporate overhead.

Recently Announced Changes Are Insufficient

In response to Starboard's involvement, Tessera has begun to make reactive changes, but the changes that have been announced thus far are insufficient.

- On March 21, 2013, the Company announced its second DOC restructuring only four months after its first restructuring announcement.

- This restructuring will include exiting the camera module and lens manufacturing operations of the Company's DOC segment and reducing general and administrative expenses.

  - Parts of this restructuring plan involve **shutting down businesses that were acquired less than one year ago**.

- While these changes are a step in the right direction, they are inadequate.

- Even if Tessera were to achieve their current cost reduction targets in DOC, **we estimate that DOC would still generate segment operating losses of $95 million in 2013, including corporate overhead[2]**. This estimate excludes cash restructuring costs, so cash losses will be even higher than that.

- In addition, the announced restructuring does nothing to address years of poor financial performance in Tessera's IP segment. In fact, in a recent press release, the company specifically says the "*restructuring will reduce spending in DOC...but not in the Company's Intellectual Property business.*" – *March 21, 2013 Press Release.*

Digital Optics Historical and Projected Operating Losses [1]	Recent DOC Commitments



($ in millions)

	2009	2010	2011	2012	2013E
	($76.6)	($86.4)	($76.5)	($116.8)	($94.8)

- Tessera has continued to make conflicting commitments in its recent investor presentation:

> "*Tessera is committed to (DOC) but will not fund entire investment. Limit additional net spending to $50mm.*" – Page 7 of 4/25/13 Investor Presentation

> "*Tessera is committed to the market but will not fund entire investment. Break-even target mid-2015, ~$100m of incremental investment.*" – Page 25 of 4/25/13 Investor Presentation

(1) Figures exclude expected cash restructuring costs of $5 million to $7 million reported by the Company in a Form 8-K on March 22, 2013. Assumes 35% of corporate overhead is allocated to IP Segment and 65% is allocated to DOC segment (based on Tessera's investor presentation filed on 4/25/2013).
(2) Assumes 35% of corporate overhead is allocated to IP Segment and 65% is allocated to DOC segment (based on Tessera's investor presentation filed on 4/25/2013).

Continued Turnover Among Top-level Managers

Tessera has experienced continued turnover of its top-level managers in recent years, including a number who joined the Company only recently, yet received a handsome severance package or lucrative consulting arrangement.

- Tessera recently appointed Chairman Richard Hill as interim CEO to replace former CEO Bob Young, <u>making Mr. Hill the fourth Tessera CEO in the past five years</u>.

  - <u>Dr. Young was responsible for poor financial performance and massive failed investments in DOC.</u>

  - <u>Dr. Young was NOT entitled to receive ANY severance under his current employment agreement.</u>

  - **<u>Despite this, the 'new' board unilaterally decided to award Dr. Young a $1.3 million cash severance package and extended the exercise period for his stock options from 3 months to 2 years, which we estimate is worth approximately $300,000 [1].</u>**

- Richard Chernicoff joined the Company in July 2011 and resigned as the President of IP on January 15, 2013.

  - Reimbursed COBRA premiums through January 15, 2014, and entered into a consulting agreement for total payments of approximately $436,000.

- Farzan Roohparvar joined the Company in March 2011 and was terminated from his position as President of DOC on September 4, 2012.

  - Paid $500,000 as an initial separation payment and $440,000 in additional severance payments, for a total cash payment of $940,000.

- Several other senior executives, including the Company's former chief executive officer and former chief financial officer, have received large severance payments at the times of their departure.

- In total, over the past five years, we estimate Tessera has committed to spend in excess of $5 million on cash severance.


We believe that Tessera's high level of executive turnover evidences a dysfunctional Board and management team.


(1) Based on Black Scholes Option Pricing Model.

STARBOARD VALUE®

Unusual Resignation of Two Tessera Directors Indicates the Board Is Extremely Dysfunctional

On February 22, 2013, two members of the Board, John Goodrich and Kevin Rivette, delivered a letter to the Board. The contents of the letter were disturbing and pointed to a fractious and dysfunctional board.

- The full text of their letter is included below (emphasis added):

> Members of the board of Tessera Technologies, Inc., and Barney Cassidy
>
> Gentlemen:
>
> We provide this letter with regret. For the reasons set forth below, we intend to resign from this board in the event Mr. Boehlke remains a member.
>
> We have great respect for all of the board members and we have enjoyed working with you. However, we believe the board's current leadership and constituencies will continue to prevent effective management of the company. **In our opinion the failure of current board leadership has prevented effective operating oversight, effective cost control, strategic planning, profit and loss discipline, economically rational strategies for our DOC initiatives and appropriate focus on our core business. The negative effect of these failures has significantly impacted shareholder value**.
>
> **Mr. Boehlke has arrogated to himself necessary board review and guidance of management, and indeed, in our opinion, has acted in many instances as a senior operating executive. His actions have interfered with the board's orderly and necessary oversight of the company.** As one of many examples, the Chairman's failure to call a meeting of the board to respond to a letter addressed to the board from our largest shareholder, and his direction that our CEO should meet directly with that shareholder without notice to or input from the board illustrates arrogation of power that properly resides in the board.
>
> **We believe his actions have prevented our board from meeting its required standards of performance and returning value to the shareholders. It is our belief that his efforts to force the removal of directors who do not support him and to independently find new directors violates the authority of the nominating committee and of the full board**, which is solely responsible for consideration of the appropriate membership to serve as stewards of shareholders' interests.
>
> We have repeatedly tried to affect what we believe are necessary reforms such as greater focus on our core business, effective cost controls, investment analysis and improved board governance to make this company highly successful. Each time Mr. Boehlke has prevented these initiatives from moving forward.
>
> We remain convinced that our technology assets, IP and human resources are far more valuable than reflected by the current stock price. With the removal of Mr. Boehlke we are enthusiastic to continue to serve as board members and affect the reforms necessary to increase shareholder value.
>
> **In the event that Mr. Boehlke has not resigned by March 1, 2013 please accept this email as our resignation effective close of business March 1st.**
>
> Sincerely,
> John Goodrich   Kevin Rivette

- Kevin Rivette was the only member of the Board with relevant IP licensing experience.

- John Goodrich is a retired partner of the prestigious law firm of Wilson, Sonsini, Goodrich & Rosati.

Tessera's Newly Composed Board Is Also Problematic

We believe that the Company, in an attempt to appease shareholders during this election contest, hastily assembled a new Board made up of a combination of incumbent directors and new directors, many of whom lack relevant experiences and have questionable allegiances.

- Tessera's slate has an alarming lack of relevant experience. <u>**There is not a single nominee who has run an intellectual property licensing business, has direct background in imaging technology components, has experience in patent law, or owns a material stake in the Company.**</u>

- The Company's slate appears to have experience with semiconductor capital equipment and semiconductor product companies. However, Tessera is primarily an intellectual property licensing company, not a semiconductor product company.

- <u>The recent changes to the Board will allow the new Chairman, Richard Hill, to effectively control the Board.</u>

- At least two of the new directors have direct ties to Mr. Hill:

    - Mr. Chenault served in several roles at Novellus from 1991 to 2005, most recently as interim CFO, where he worked for Mr. Hill, who was CEO of Novellus for most of that time.

    - Mr. Miner currently serves on the board of directors of LSI Corporation alongside Mr. Hill.

- We seriously question whether a comprehensive and objective search for independent candidates with appropriate skill sets for Tessera would have resulted in the selection of these individuals.

- David Nagel has been on the Board for 8 years and is responsible for overseeing years of terrible performance.

This new Board composition has resulted in the same type of consolidation of power under the new Chairman, Richard Hill, that became problematic under the leadership of former Chairman, Robert Boehlke.

STARBOARD VALUE®

Real Change Is Needed Now

- Poor share price performance.

- Poor consolidated financial performance.

- Weak segment performance.

    - Digital Optics Segment.

    - Intellectual Property Segment.

- Reactionary changes are insufficient.

- Turnover and severance has been excessive.

- Tessera has been completely unwilling to work with Starboard to reach a mutually agreeable settlement.

- Board has been fractured and dysfunctional.

- "New" Board is problematic and not the best qualified.

Starboard's Nominees Have a Better Plan

May 23rd and Beyond: Context

- We recognize that any election contest creates some uncertainty for employees and shareholders and we want to communicate a set of principles and process that we expect to go through within the 90 days following the 2013 annual meeting.

- Principles
  - We are <u>fact-based decision makers</u> and have an open-mind.
  - We want to conduct <u>a robust and transparent</u> review of the existing plans/potential of the business to maximize value for all shareholders.
  - We <u>do not have a "canned" answer</u> – nor do we have any interest or motivation to do things that will harm the value of the business.
  - We do <u>see a need for fundamental change</u>, and change is not always easy.
  - With a CEO search process underway, our desire is to bring clarity/closure to that search as quickly as possible, so that the rest of the organization can align around a new leader.
  - Several of our nominees are willing, able, and well qualified to serve as interim CEO if needed during the search process.

- Process outline
  - We expect to <u>conduct a series of reviews of business plans</u> of the IP licensing business, the DOC business, and the corporate structure over the next 60-90 days.
  - We will <u>start with the existing plans</u> to get a first hand understanding of the revenue/profitability/risks and milestones around them and make adjustments as needed.
  - We will actively <u>seek input from various constituents</u> – executives, former board members, shareholders, existing financial, legal and strategic advisers.
  - We will publicly communicate our decisions, the rationale and the implications – as soon as we can – certainly within 90 days.

Summary of Value Creation Plan

Our nominees have a better plan to enhance shareholder value involving:

- Refocusing Tessera on becoming a successful technology licensing company, with a disciplined approach to spending and capital allocation.

- Realizing the full licensing value of Tessera's current patent portfolios across multiple industries through expanded licensing and assertion efforts.

- Evaluating partnerships for DOC that would allow Tessera to exit the design, manufacturing, and sales responsibilities for these products while retaining upside through equity ownership or per unit royalties.

- Retaining DOC intellectual property and beginning a licensing effort to realize revenues from this valuable portfolio.

- Exploring industry partnerships and small tuck-in acquisitions to expand on Tessera's core intellectual property assets in order to grow revenue and extend the life of the portfolio.

- Significantly reduce costs across all functional areas of Tessera including IP, DOC, and corporate overhead.

- Deliver improved revenue growth and achieve best-in-class EBITDA margins of up to 60% to 70% in the medium to long-term.

- Return excess capital to shareholders through a combination of increased quarterly dividends, special dividends, and share buyback programs.

STARBOARD VALUE®

Evolution of the Intellectual Property Industry

- The IP market has grown substantially over the past two decades with global IP licensing revenues in excess of $200 billion annually.

  – Patents owners are realizing that their assets have little value sitting idle.

  – Patents now viewed as both a defensive tool for product producers and a source of profit generation.

- As a result, patents have emerged as an asset class and are driving new business models to address the market needs.

  – Public market liquidity models have emerged and led to significant investor interest in IP companies.

  – Headline IP transactions have driven greater familiarity with the concept of patents as an emerging asset class.

- Tessera was early to the market as a standalone IP licensing company (IPO in 2003), but several missteps have led to missing an opportunity to transfer its IP expertise into a greater role in the emerging IP market.

- If proper change is made, Tessera has the opportunity to refocus its business and take advantage of a large market and growing demand for IP expertise and licensing capabilities.



Global IP Licensing Revenue



U.S. District Courts – Patent Cases Filed



U.S. Patent Applications

History of the Tessera Business Model

- In 1990, Tessera was founded after inventing its core TCC chip-scale packaging (CSP) technology.

- CSP achieved initial market adoption in the mid-1990s and was licensed by several major technology companies (e.g. Intel, Toshiba, Samsung and others) over the following decade.

- Tessera continued to invest significant resources in R&D to develop next generation packaging technologies (beyond chip-scale packaging) and in the mid-2000s began acquiring patented technologies in imaging and digital optics to provide a new growth avenue.

- However, aside from its core CSP technology, more recent inventions have not resulted in meaningful licensing revenues to date and investments in the Digital Optics business have led to significant losses due to mismanagement of the assets and focus on productizing the technology instead of licensing the patents.

- We believe Tessera must begin to shift its focus from heavy internal research and design to acquiring and partnering licensing rights to patent assets that can be monetized today, not many years in the future.

- In addition, Tessera has a highly valuable portfolio of imaging and digital optics patent assets that appear to be sitting idle despite being widely used in several major markets, including smart phones, tablets and other imaging applications.

- Tessera's current strategy of developing and selling products in Digital Optics creates a clear conflict as customers for Digital Optics may also be licensing targets.

Starboard's Nominees Have a Better Plan

Portfolio Overview

Patent Portfolio Overview

- Over 3,300 issued patents and pending applications, including approximately 2,000 U.S. issued patents and pending applications.

- Average life of 9 years for the U.S. issued patents with expirations ranging from 2013-2031.

- Generated approximately $1.7 billion in royalty and licensing revenues since inception, however after peaking at $286 million in 2009, it has been steadily declining over the past three years and was only $207 million in 2012 of which $183 million was recurring. As of the first quarter of 2013, the annualized run rate dropped to $107 million.

- Tessera has chosen to segment patent assets into three separate entities:

  - Tessera Inc.

  - Invensas

  - Digital Optics

- Despite an approximately even distribution of patents, 93% of license revenue comes from Tessera Inc.

Percentage of Total US Patents By Entity	2012 Total Licensing Revenue By Entity





Source: SEC filings, IPNav Analyzer and United States Patent and Trademark Office.

STARBOARD VALUE®

Tessera Inc. – Portfolio Breakdown

- Over 550 issued U.S. patents and pending applications.
- The patents are applicable to several forms of chip packaging.
  - Ball grid array solution.
  - Solder bump / Flip chip.
  - Chip stacking – Package-on-package.
- As shown below, Tessera Inc. patents broadly cover the entire packaging solution ranging from interconnect structures (leads) to forms of mounting and encapsulation.
- Broad packaging coverage drives applicability to many markets and above average royalty rates.

Portfolio Breakdown


Housing 5%
Dicing 4%
Mounting / Encapsulating 17%
Die Attach 5%
Other 9%
Flip Chip 13%
Package Leads 13%
Electrical Devices 13%
Solder Bump 9%
Stacked and MCP 12%

Source: IPNav Analyzer and United States Patent and Trademark Office. Breakdown based on USPTO classification codes.

Tessera Inc. – Early Patents / High Value Assets

- QScore algorithm consists of over 100 weighted variables IPNav considers relevant from past licensing and litigation experiences.

  - QScore above 70 typically indicates patents that are high value and litigation worthy.

- Over 60% of the US patents have a QScore above 70.

- More than 40% of the US patents have priority dates pre-1997.

  - Both statistics suggestion high value patents in licensing/litigation context.





Source: IPNav Analyzer and United States Patent and Trademark Office.

Tessera Inc. – Applicable Markets / Illustrative Licensing Opportunity

- Packaging technologies are applicable to several large markets[1], including:



2012 Market Size by Device Type

Device Type	Value
MEMS Accelerometer	$2,450
NOR	$3,488
Microcontrollers	$14,355
Baseband Processors	$14,656
App Processor	$15,246
DRAM	$26,200

($ in millions)

- Technology has been widely licensed in the DRAM market, but to a lesser extent in Non-DRAM.

  – Approximately 80%+ of the DRAM market was under license pre-2012, but units from two major manufacturers (Micron and Elpida) are currently unlicensed.

- **Across all relevant markets, we estimate an annual licensing opportunity in excess of $500 million using royalty rates in-line with what we believe Tessera has achieved in DRAM[2].**

  – Estimates assume no existing encumbrances and a 1.0% - 2.0% royalty rate applied to applicable royalty base.

  – Even if we assume 50% of the units in relevant markets are infringing and not encumbered, the remaining units still represent a $250 million annual, recurring licensing opportunity.

- This compares to recurring royalty revenues of less than $169 million for Tessera's IP segment in 2012, and a Q1 annualized run-rate of $96 million.

- We believe the major discrepancy in actual results and our illustrative analysis is that Tessera has been unable to effectively license several key markets outside of DRAM.

(1) Market size data based on Gartner Research.
(2) IPNav estimates based on internal research.

STARBOARD VALUE®

Invensas – Portfolio Breakdown

- Invensas is a wholly owned subsidiary of Tessera.
- Over 725 issued U.S. patents and pending applications.
  - Cover areas such as circuitry design, memory modules, and advanced packaging / interconnect.
- Formed Invensas in 2011 to focus on acquisition, development and monetization of technology outside of its core Tessera, Inc. packaging technology.
- 96% of issued US patents were acquired from third parties, while only 4% were developed internally, despite massive spending in R&D.

Invensas Portfolio Breakdown – Patents Acquired from Third Parties vs. Internally Developed



=Internally Developed IP
United Memories 5%
Cubic 4%
Phillips 4%
VLSI 3%
Tessera 2%
Invensas 2%
= 4%
Other 38%
IBM 13%
LSI 13%
Tru-Si 10%
MST 6%

Source: IPNav Analyzer and United States Patent and Trademark Office.

30

Invensas – High Quality / High Value Assets

- QScore algorithm consists of over 100 weighted variables IPNav considers relevant from past licensing and litigation experiences.
  - QScore above 70 typically indicates patents that are high value and litigation worthy.
- Over 65% of the US patents have QScores above 70.
  - Significant forward cites from patents at companies in the DRAM, microprocessor and memory controller markets.
  - Early priority dates relative to technologies covered.



Portfolio Breakdown – Distribution of QScores [1]



Portfolio Breakdown – Priority Dates [1]

Source: IPNav Analyzer and United States Patent and Trademark Office.

STARBOARD VALUE®

Invensas – Applicable Markets / Illustrative Licensing Opportunity

- The patents are applicable to several large technology markets[1], including:



2012 Market Size by Device Type

Device Type	Value
MEMS Accelerometer	$2,450
Microcontroller	$14,355
App Processor	$15,246
DRAM	$26,200
Microprocessor	$44,011

($ in millions)

- Portfolio is largely unencumbered as Tessera has only announced one licensing agreement (SK Hynix in January 2013) and filed only one patent infringement lawsuit (Renesas Electronics in May 2011).

- **<u>Across all the relevant markets, we estimate a licensing opportunity in excess of $400 million with a potential current annual run-rate of between $35-$40 million and growing based on applicable device shipments and technology adoption[2].</u>**

  – Estimates assume no existing encumbrances and a 1.0% royalty rate applied to applicable royalty base.

- **Invensas has generated no reported revenue to-date despite having been created over 2 years ago and having made substantial investments in R&D and patent acquisitions.**

(1) Market size data based on Gartner Research.
(2) IPNav estimates based on internal research.

STARBOARD VALUE®

DOC – Portfolio Breakdown

- Over 775 issued US patents and pending applications in five broad cluster areas:
  - General digital imaging.
  - Computational optics / EDoF.
  - Lithography and Optoelectronic Packaging.
  - Integrated Optics and Photonic Devices.
  - mems|cam™ specific assets.
- Patent assets were largely acquired through a series of acquisitions from 2005-2010.
- Tessera has been focused on productizing its mems|cam assets, but the acquisitions it made pre-Siimpel (MEMS assets) contain high value patents that are broadly used in several markets.
- It does not appear Tessera has been actively pursuing broad based licensing opportunities for DOC.

Historical Digital Optics Acquisitions [1]

($ in millions)

Company Name	Headquarters	Date	Technology	Purchase Price
Shell-Case	Israel	5-Nov-05	Wafer Level Packaging	$33.0
Digital Optics Corp.	Charlotte, NC	10-Jul-06	Wafer Level Optics	$59.5
Eyesquad	Germany-Israel	31-Jan-07	EDoF and Zoom	$18.0
FotoNation	Burlingame, CA	31-Jan-08	Image Enhancement	$33.7
Dblur Assets	Israel	30-Apr-09	Lens IP and customer agreements	$6.0
Siimpel	Arcadia, CA	4-Apr-10	MEMS AF and Image Stabilization	$15.0
Total				**$165.2**

Source: SEC Filings.

STARBOARD VALUE®

DOC – Early Digital Imaging Patents

- QScore algorithm consists of over 100 weighted variables IPNav considers relevant from past licensing and litigation experiences.
  - QScore above 70 typically indicates patents that are high value and litigation worthy.
- Portfolio contains clusters of high value patents with early priority dates in key technology areas.
  - Pioneering patents in digital imaging, computational optics and lithography issued pre-1997.
- Technology areas include red-eye reduction, removing defective or damaged pixels in a camera, extended depth of field, face beautification, automatically optimized portraits and retroactive focus shift.



Portfolio Breakdown – Distribution of QScores [1]



Portfolio Breakdown – Priority Dates [1]

Source: IPNav Analyzer and United States Patent and Trademark Office.

DOC – Applicable Markets / Illustrative Licensing Opportunity

- Some DOC patents have been licensed to the digital camera market, but have applicability to several large markets[1] that remain untapped:



2012 Market Size by Device Type
Digital Cameras
Tablets
Notebook PCs
Smartphones
$25
$41
$136
$185
$0
$20
$40
$60
$80
$100
$120
$140
$160
$180
$200
($ in billions)

- In 2009, previous Tessera management said there was a **$70 million** annual licensing opportunity within Digital Optics by 2011 [2].
  - Tessera has never executed on this, but we believe the licensing opportunity still exists.
- **As confirmation of this market opportunity, our illustrative analysis shows that across all the relevant markets, there is a total potential licensing revenue opportunity ranging between $750 million - $1.0 billion, with a potential current annual run-rate of more than $75 million based on device shipments.**
  - Estimates assume no existing encumbrances and a 1.0% - 2.0% royalty rate applied to applicable royalty base.
- DOC is a large untapped market opportunity that has been largely ignored due to efforts to sell product and the inherent conflict that creates.
  - After peaking at $23.8 million in 2011, revenues declined by 40% in 2012 to $14.4 million as it appears legacy licensing agreements are expiring and not being renewed.

(1) Market size data based on Gartner Research.
(2) Tessera 2009 Analyst Day Presentation

STARBOARD VALUE
35

Starboard's Nominees Have a Better Plan

Historical Issues

Issues with Tessera's Current Strategy

- Tessera has a long track record of not managing its patent assets effectively.

- Since 2007 Tessera has generated $1.2 billion in license and royalty revenues, which we estimate represents less than half of the total addressable licensing opportunity for its technologies over that time frame.

- There have been many missed opportunities and issues, including:
  – Licensing missteps.
  – Product focus in Digital Optics.
  – Declining IP revenues.
  – Investing heavily in R&D and SG&A in IP business with an unacceptable return on investment.
  – Maintaining a bloated cost structure and excessive headcount throughout entire organization.

Time is of the essence to re-invigorate Tessera's licensing activities to drive profitable growth.

Licensing Missteps: Packagers Not Manufacturers

- Tessera has repeatedly licensed outsourced semiconductor assembly and test companies (OSATs) instead of higher value OEM and manufacturer licensees despite OSATs having far lower revenue and margins.

- This has led to frequent complications for Tessera, including <u>unpaid royalties, contract disputes and extensive litigation</u>.

  - Six years of arbitration with Amkor and in excess of $130 million in unpaid royalties due.

  - Largest customer Powertech stopped paying royalties in 2012 ($63.6 million in revenue in 2011) and is now in litigation.

  - OSATs may not be the best licensing targets due to low gross margins and limited profitability.

- Despite these historical issues, Tessera continues to target and license OSATs.

  - Filed new litigation with Amkor in July 2012 after terminating the licensing agreement.

  - Tessera signed a new license with STATS ChipPAC, a leading OSAT, in March 2013.

- Licensing OSATs results in Tessera "exhausting" its rights and effectively licensing all other companies (chip manufacturers and OEMs) downstream.





STARBOARD VALUE®

Licensing Missteps: Inefficient Patent Litigation Expenses

- Tessera's litigation expenses have averaged $36 million annually over the past six years and cumulatively total $217 million over the period:



- Given the size of legal spend, it appears that Tessera pays full cash legal fees at extremely high hourly rates for all of its litigation instead of opting for performance driven structures, such as the use of partial contingency fees that reduce cash outlays, share risk and incentivize law firm performance as opposed to billable hours.

  – Case load vs. legal fees does not make sense.

- We expect that a licensing company such as Tessera must continue to spend substantial resources on external legal support however, we believe Tessera should exercise its leverage to obtain better terms and to encourage better results using the same resources.

Licensing Missteps: Ineffective Patent Monetization Strategy

- Apart from DRAM, Tessera has been generally unable to successfully monetize its portfolios.

- After licensing much of the DRAM market, Tessera targeted several Non-DRAM markets by filing litigation in District Court (April 2007) and a complaint at the International Trade Commission (ITC) against companies such as Qualcomm, Freescale, Motorola, and others.

- More than 6 years after the initial filing, the case is still in District Court (NDCA) and is awaiting a trial in April 2014.

  - Of the three main original defendants, Tessera has only settled with Motorola (2009), while spending millions on legal fees over the last six years.

- This is a case study in ineffective licensing strategy and included several mistakes:

  - Lack of market penetration: Tessera chose to litigate against the largest player first, and it has been unable to actively license smaller competitors and companies in other Non-DRAM markets.

  - High cost and risky: Tessera utilized the ITC, which is incredibly risky and extremely expensive.

  - Time consuming strategy: Two key patents in the case expired during the legal proceedings (Sept. 2010), which limits the damages period in the case and monetary reward for Tessera.

- Given the quality of Tessera's patent portfolio, we believe the time-to-money has been unacceptable.

- In addition, it appears Tessera has completely ignored international enforcement opportunities in attractive jurisdictions like Germany.

Source: SEC Filings.

STARBOARD VALUE®

Product Focus in Digital Optics

- Tessera began to focus on Digital Optics in the mid-2000s as a new, large addressable market to grow its licensing business once the DRAM market started to mature.

- After spending over $150 million on technology acquisitions and having limited licensing success, the company changed its focus to building a product following the acquisition of MEMS technology from Siimpel in 2010.

- Initially the product focus was on a MEMS lens-actuator for camera phones, but moved to building an entire camera module for the camera phone market.

- After failing to find an appropriate manufacturing partner, the Company embarked on plan to buy and build their own vertically integrated manufacturing.

- The decision to focus on a product resulted in over $500 million of investment, limited revenue generation, and mounting losses.

DOC Acquisitions and Investments since 2005 [1]

($ in millions)

	2005-2007	2008	2009	2010	2011	2012 [2]	Cumulative
Segment Operating Loss [2]	NA	($35.4)	($49.0)	($56.6)	($45.9)	($86.2)	($273.2)
Acquisitions	(110.5)	(31.0)	(5.9)	(15.0)	0.0	(29.0)	(191.4)
Capital Expenditures	NA	NA	NA	NA	NA	(52.4)	(52.4)
Total Losses & Investment in DOC							**($517.0)**

DOC Historical and Projected Operating Losses [1]



Source: SEC Filings.
(1) Operating losses exclude allocation of corporate overhead.
(2) Operating loss excludes $2.5 million of DOC restructuring charges in 2012.

STARBOARD VALUE®

41

Declining IP Revenues

- Intellectual Property revenues decreased by over 21% in FY12 and decreased 62% year-over-year in Q4'12 due to non-payers and license expirations.

  - Micron, Powertech and Amkor no longer pay royalties.

- Digital Optics royalty and license revenues decreased by over 39% in FY12 and 51% in 4Q12.

  - Lower royalties is an indication that many earlier licensing agreements may be expiring and are not being renewed despite a continued strong patent portfolio.

Historical Royalty and License Revenue

($ in millions)

	2010	Q1 '11	Q2 '11	Q3 '11	Q4 '11	2011	Q1 '12	Q2 '12	Q3 '12	Q4 '12	2012	Q1 '13E
IP Royalty and License Revenues	$264.0	$53.6	$60.5	$50.3	$49.0	$213.4	$39.0	$53.0	$57.7	$18.4	$168.1	$24.1
yr/yr growth						-19.2%	-27.2%	-12.4%	14.7%	-62.5%	-21.2%	-38.2%
Digital Optics Royalty and License Revenues	$15.6	$8.6	$4.9	$5.0	$5.3	$23.8	$4.2	$5.2	$2.4	$2.6	$14.4	$2.6
yr/yr growth						52.6%	-50.9%	5.9%	-51.8%	-51.0%	-39.4%	-39.2%
Total Royalty and License Revenues	$279.6	$62.3	$65.4	$55.3	$54.3	$237.0	$43.0	$58.1	$60.3	$20.3	$182.5	$26.7
yr/yr growth						-15.2%	-30.9%	-11.2%	9.0%	-62.5%	-23.0%	-37.9%

Troubling decline due to non-renewals

STARBOARD VALUE®

Investing Heavily in R&D and SG&A in IP Business

- Tessera has increased its investment in R&D and SG&A in the IP segment dramatically over recent years.

  - IP R&D expenses have increased 53% from 2008-2012, while SG&A has more than doubled.

- <u>The increasing investment in R&D has apparently not resulted in new litigation worthy patents since public records indicate Tessera has not asserted any internally developed patent from the last several years in recent litigation.</u>



Historical Operating Expenses for Tessera's IP Segment

($ in millions)

Maintaining a Bloated Cost Structure and Excessive Headcount

- From 2009 to 2012, Tessera's revenue declined 21.8% while total operating expenses actually increased 40.7% resulting in a massive decline in operating income.

- This dramatic increase in operating expenses has been partially fueled by increase in headcount.

  – From 2009 to 2012, Tessera's total headcount increased from 416 to 1,085. During this period, revenue per employee plunged 70%.



Tessera Historical Revenue

21.8% decline

	Tessera Historical Revenue / Employee				
	2009	**2010**	**2011**	**2012**	**Growth**
Headcount					
Research & Development	276	329	333	373	35.1%
Sales & Marketing	42	52	61	38	-9.5%
General & Administrative	98	99	99	146	49.0%
Manufacturing (DOC)	0	0	0	528	N/A
Total Employees	416	480	493	1,085	160.8%
Total Revenue (000s)	$299,400	$301,400	$254,600	$234,023	-21.8%
Revenue / Employee (000s)	**$720**	**$628**	**$516**	**$216**	**-70.0%**
Revenue / Employee Ex-Manufacturing	$720	$628	$516	$420	-41.6%



Tessera Historical Total Operating Expenses [1]

40.7% increase

STARBOARD VALUE®

Starboard's Nominees Have a Better Plan

Proposed Solutions

Starboard's Nominees Have a Better Plan

Our nominees have a better plan to enhance shareholder value:

1) **Reduce IP cost structure.**

2) **Actively monetize patent assets.**

3) **Re-assess litigation.**

4) **Form strategic partnership for DOC (mems|cam).**

5) **Expand patent portfolio through partnerships and small tuck-in acquisitions.**

6) **Return cash to shareholders.**

Based on our research we believe there is an opportunity for Tessera to deliver double-digit revenue growth, achieve best-in-class EBITDA margins of 60-70%, and create significant value for shareholders.

Action #1: Reduce IP Cost Structure (R&D)

- Tessera's R&D spend is so much lower than competing semiconductor companies it will be challenging, if not impossible, to out-innovate them in the future.

  - The tables below shows Tessera's annual R&D spend is dwarfed by other semiconductor companies and its new patent grants are a fraction of these other companies.

- As previously mentioned, we believe Tessera's most valuable patents in the last 12 years were acquired from third parties not developed internally.

- In fact, a review of Tessera's current litigation actions reveals that they all involve patents with pre-2001 priority dates, and those with priority dates after 2001 were acquired from third parties.

- Tessera must re-evaluate internal R&D spending to ensure that every dollar spent has an acceptable expected return on investment within a reasonable time frame.





Action #1: Reduce IP Cost Structure (SG&A)

- Tessera has spent $217 million on litigation over the past six years.

  - We believe total litigation expense relative to case load shows that Tessera is primarily using extremely expensive hourly legal fee structures.

  - Existing litigation expenses can either be reduced or reallocated to new revenue opportunities through the use of prudent, risk-sharing, partial contingency agreements that are now widely used in the industry.

- Reduce headcount in SG&A and corporate overhead.

  - We believe Tessera is overstaffed for this type of business.

  - Revenue per employee ranks well below best-in-class comparable companies.

- Outsource certain patent licensing expenses that appear to be currently handled in-house.

  - Reverse engineering.

  - Legal-related functions.

  - Technical experts can be utilized on a consulting basis.

Select Comparable Companies

	Revenues ($ in millions)	Total Employees	Revenue Per Employee
Acacia	$251	55	$4,563,636
InterDigital	$663	290	$2,286,207
RPX	$198	125	$1,584,000
Tessera Ex-Manufacturing	$234	557	$420,108
Tessera	$234	1,085	$215,668

Tessera's Historical Litigation Expenses



$ millions

$84.3 (2008)

$36m / Year Avg.

$22.3 (2007), $26.1 (2009), $20.3 (2010), $29.3 (2011), $34.3 (2012)

Source: SEC Filings.

Action #2: Reinvigorate Licensing Activities

- Over the next three years Tessera Inc., Invensas, and Digital Optics have a combined 207 patents expiring, of which 85% have QScores above 70.

- Tessera Inc. has been plagued with unpaid royalties and non-renewals of licenses.

- Despite the fact that nearly two-thirds of its patents reside in Invensas and Digital Optics, Tessera has reported no revenues in Invensas and revenues in Digital Optics have been declining rapidly.

  – Invensas has announced just one licensee and has only one pending litigation on file.

  – Digital Optics has had limited licensing traction and has made no attempt to assert its patents against parties that are clearly infringing.

- We believe Tessera needs to take action now to reinvigorate its licensing activities in order to gain maximum value from all of its portfolios.

  – Accelerate license negotiations and, if necessary, take appropriate actions to add pressure and shorten timeframe to signing additional licenses.

  – Improve time to money for Invensas and file additional infringement claims where appropriate.

  – Begin a formal licensing campaign for Digital Optics.

- For near-to-expire patents that are determined not to be critical to its own licensing efforts, Tessera should act quickly to determine other monetization avenues – most likely through outright sale of the assets or outsourced licensing efforts with a third-party monetization company.

  Tessera must take immediate action to reverse years of declining revenues in its IP business.

Source: SEC Filings, IPNav internal estimates.

STARBOARD VALUE®

Action #3: Reassess Ongoing Litigation, Prioritize and Implement New Actions as Needed

- **Amkor arbitration.**
  - Initiated by Amkor, Tessera has had two favorable rulings thus far, including a $20 million award in 2012 and at least $130 million spread over the next few years, while spending $36 million in legal fees.
  - Tessera has also filed litigation in district court to recover royalties it believes Amkor owes that are not covered under existing arbitration.
  - Tessera should consider only seeking back damages from Amkor and not enter into a new licensing agreement with the company. Instead focus on licensing higher margin infringing parties in applicable markets.

- **Powertech litigation.**
  - Initiated by Powertech in an effort to terminate its license agreement with Tessera claiming breach of contract.
  - Powertech is seeking damages of in excess of $200 million for royalties paid to Tessera dating back to 2007.
  - Tessera should consider only seeking back damages and not to enter into a new licensing agreement with Powertech.

- **Non-DRAM cases.**
  - Consists of two separate cases originally initiated by Tessera in 2005 and 2007 with several companies, including Qualcomm, Freescale, ST Micro, Motorola, AMD, Spansion and STATS ChipPAC, among others.
  - Tessera has entered into settlements with Motorola (2009), Spansion (2012), AMD (2013) and STATS ChipPAC (2013).
  - The remaining defendants have a trial scheduled for April 2014, however damages are limited to Sept. 2010 when the patents expired.

- Tessera should consider putting potential licensees for Invensas and Digital Optics on notice and taking more assertive actions where necessary to accelerate licensing discussions.

STARBOARD VALUE®

Action #4: Strategic Partnership for DOC (mems|cam)

- Form a strategic partnership with a key industry player with expertise in design, manufacturing and sales.
  - Tessera contributes IP rights and know-how in exchange for equity ownership or a per-unit royalty on future mems|cam units sold.
- DOC mems|cam IP and know-how benefits to an strategic partner:
  - Low power consumption and smaller form factor.
  - Faster focusing speeds and more consistent autofocus accuracy.
  - First-mover advantage to a buyer that is already in the imaging/camera /mobile space.
  - Elements of the patent portfolio are also applicable to other devices made by companies in the imaging/camera space.
  - Significant value exists in the designs, mask art, and unique expertise of the mems|cam™ technology team that a strategic acquirer would be hard pressed to justify re-creating.
- Major OEMs have interest in MEMS-based camera technology as evidenced by patent application filings.
  - For example, LG has been actively filing patent applications related to MEMS-based camera technology over the past several years.
  - In addition, IPNav's reverse engineering work shows the iPhone 5 uses a Sony camera module that is near the limit of what a non-MEMS device can deliver in a phone. Sony is also the number two MEMS foundry and has camera fab capacity compatible with the mems|cam design.
- Exiting product business in this fashion allows Tessera to:
  - Realize substantial upside if mems|cam achieves commercial success.
  - Begin more active licensing activities for DOC patent portfolio.

Action #5: Expand Patent Portfolio through Partnerships and Small Tuck-in Acquisitions

- We believe Tessera should leverage industry relationships to form partnerships with operating companies and universities to expand the portfolio with valuable patents.

  — Many of the best patent portfolios are not for sale and owners are increasingly interested in revenue sharing agreements as opposed to outright sales.

  — Revenue share agreements provide for substantial upside with limited downside.

- Tessera should also leverage its platform to make small tuck-in patent acquisitions that compliment its existing portfolio.

  — Patent acquisitions should be in complementary areas of semiconductor technology with current infringement in the market and an ability to be licensed or asserted today.

  — Focus should be on small acquisitions: 1,000 patents in a vertical does not yield 10x as much as 100 patents in a vertical.

Action #6: Return Cash to Shareholders

- Balance sheet is over capitalized if losses in DOC can be reduced.

- A 10% increase in share price requires a 17% increase in enterprise value.

- Opportunity to return significant value to shareholders through a combination of dividends and share repurchases.

- A large return of capital would "leverage" the upside of a successful turnaround while still leaving adequate capital to grow the IP business.

May 23rd and Beyond: First 90 Days

- Continue CEO search process. Engage with search firm to review position specifications and status – make adjustments where needed and proceed with search.

- Conduct in-depth review of the IP licensing business.

- The current plan, focusing on major open licensing deals, litigation and licensing activities, and prospects of other efforts with a clear mapping back to revenues, costs, goals over the next several quarters and years.

- Compare the current plan against profitability, growth, and productivity benchmarks against relevant competitors.

- The patent portfolio.
   - *Interview all external legal counsels for updates on legal efforts.*
   - *Review existing case load and legal partners.*
   - *Review existing fee structures and find areas to reduce costs or improve returns.*
   - *Determine needed tuck-in acquisition areas.*
   - *Determine prospective operating company / universities with whom to form licensing relationships.*

- Evaluate current state of DOC business and the prospects for improving.
   - Review pipeline prospects for various Mems/Cam modules and Suite licensing opportunities
   - Review expenses, cash flow, and revenue forecasts.
   - Engage with financial advisor for status update on strategic alternatives and make adjustments where needed.
   - Begin development of licensing plan for DOC patent portfolio.

- Evaluate the corporate cost structure and develop action plan.

- Evaluate staffing resources for emerging plans and build new organizational chart.
   - Interview key employees to determine role and responsibilities.
   - Prioritize human resource issues and address concerns.

May 23rd and Beyond: 90 Days and Forward

- Finalize CEO selection.

- Continue patent portfolio review process.

- Depending on review of DOC business, execute strategic transaction for the Digital Optics business.

- Execute on licensing plan.

  - Limit days of negotiation.

  - Commence/continue litigation when/where necessary.

  - Dispositions of unnecessary patent assets / near-to-expire patent assets.

- Implement cost reduction efforts.

- Form joint-ventures with industry players and universities to obtain complimentary patents.

- Evaluate some tuck-in acquisitions and execute where appropriate.

- Continually communicate internally to employees and externally to shareholders with near, medium, and long-term targets with which shareholders can hold management and the Board accountable for.

- Determine future capital requirements and execute return of capital to shareholders.

STARBOARD VALUE®

Starboard's Nominees Are More Qualified

Everyone Agrees that Change Is Necessary

After the recent and reactionary changes to the management team and Board, it seems we are all now in agreement that we need a new board of directors. Now the question is: <u>how do we select the best possible board to oversee Tessera?</u>

- Tessera now recognizes the severe need for significant change.

    - Tessera finally announced the **<u>removal of Chairman Boehlke, CEO Young, and Director Tether.</u>**

    - Announced the appointment of current board member Richard Hill as its new Chairman and appointment of three new directors to the Board - John Chenault, John H. F. Miner, and Christopher A. Seams.

    - Announced the appointment of Chairman Hill as interim CEO.

- Since filing our 13D on November 26, 2012, well prior to these actions, we have been evaluating what skills are needed and have determined that the Board needs directors with directly relevant experience and knowledge of the intellectual property licensing business and imaging technology components business.

    - We conducted a thorough process to identify a group of individuals who could address these needs.

    - We believe we have identified a world-class group of individuals with the direct experience necessary to lead Tessera towards enhanced shareholder value.

    - The Starboard slate is clearly more qualified and more independent.

The Starboard slate includes individuals with deep expertise in Tessera's key markets, a broad understanding of the intellectual property licensing and technology components businesses, and the independence necessary to hold management accountable for its performance.

Starboard's Nominees Are More Qualified

Name	Experience
Tudor Brown	• Founding member and former President & COO of **ARM Holdings plc, one of the most successful semiconductor IP licensing companies** in the world. • **During his tenure, ARM's valuation increased from approximately $150 million to $17 billion.** • Co-developed IP licensing model, adapting it to the needs of a growing number of semiconductor companies.
George Cwynar	• Former President, CEO and Director of MOSAID Technologies. During his tenure, MOSAID was a leading designer and licensor of memory technology, and supplier of memory test systems to major semiconductor companies worldwide. **MOSAID's share price tripled during the period that Mr. Cwynar was CEO.** • While at MOSAID, Mr. Cwynar managed the delicate balance between intellectual property licensing and product sales. • **Uniquely positioned to understand Tessera having experience in both the semiconductor IP licensing business and technology components business.**
Peter A. Feld	• Managing Member and Head of Research of Starboard Value LP. **Starboard owns 7.7% of Tessera.** • Chairman of the board of directors of Unwired Planet, Inc., an intellectual property licensing company, Completed an industry changing transaction with Ericsson. • Member of the board of directors of Integrated Device Technology, a semiconductor products company. Previously, served on the board of SeaChange International.
Thomas Lacey	• Former President, CEO and a director of Phoenix Technologies • Former President of **Flextronics International's Components Division (Vista Point)**. Vista Point was subsequently acquired in part by Tessera. • **Former Chairman and CEO of International Display Works**, a manufacturer of liquid crystal display products. • Held various executive positions at **Intel Corporation** for 13 years, including President of Intel Americas, and Vice President and General Manager, Flash Products. • Member of the Board of Directors of International Rectifier Corporation and DSP Group, Inc.
George A. Riedel	• Joined Nortel Networks in 2006, as part of the restructuring team. Former CSO and President of business units. • **Led unprecedented effort to monetize 6500 patents in industry defining transaction. Patents were sold for $4.5 billion to a consortium including Ericsson, Apple, RIM, Microsoft and EMC.** Bond prices increased 7x from post-bankruptcy lows of 15 to above par. • Former VP of Strategy and M&A at Juniper Networks. Led a series of acquisitions that doubled the size of the company over 2 years. • **Share price to increased over 250% from $9 a share in in early 2003 to $24 a share in 2006.**
Donald E. Stout	• Senior partner at the law firm of Antonelli, Terry, Stout & Kraus, LLP. Mr. Stout's legal practice involves all facets of intellectual property, including litigation, the provision of expert witness opinions, and the licensing and representation of clients before the USPTO in diverse technological areas, including telecommunications. • **Co-Founder of NTP Inc., a very successful patent holding company for which he prepared the original patents and managed its patent litigation strategy, and currently serves as its Chief Strategist.**

STARBOARD VALUE®

Tudor Brown



- <u>Founding member and former President & Chief Operating Officer of ARM Holdings plc</u>, one of the most successful semiconductor IP licensing companies in the world.

  - **<u>From the time of the IPO until 2012, ARM's valuation increased from approximately $150 million to $17 billion.</u>**

  - <u>Co-developed IP licensing model</u>, adapting it to the needs of a growing number of semiconductor companies in many countries, understanding the tight dynamics of semiconductor manufacturing.

  - Drove growth of company through initially building out the engineering team, creating a culture of teamwork and implementing cost controls, including a major cost cutting initiative in 2007.

  - Gained experience in patent litigation in both directions.

  - Developed strong executive relationships in many of the world's major semiconductor companies.

- Member of the advisory board of Annapurna Labs. Former director of ANT Software Ltd.

- *Prior to our search for Tessera director candidates, Starboard had no previous relationship with Mr. Brown.*

Track Record [1]					
($ in millions)					
	Revenue Growth		EBITDA Improvement		Share Price
Company	$ Amount	% Increase	$ Amount	% Increase	Increase
ARM Holdings plc	$844	1206%	$340	1789%	5567%

ARM Share Price Performance [1]



(1) Includes share price performance and financial performance during Mr. Brown's tenure at the Company from 1998 – 2012.

STARBOARD VALUE®

George Cwynar



- Former President of COM DEV Canada, a division of COM DEV International.

- Former President, CEO and Director of MOSAID Technologies. During his tenure, <u>MOSAID was a leading licensor of memory technology, and supplier of memory test systems to major semiconductor companies worldwide.</u>

  - **<u>Share price tripled from 1994 to 2007.</u>**

  - Oversaw the transformation of the company from a small tester / contract design company to the <u>world's seventh largest intellectual property company</u>, and the establishment of a new, very successful business model which has generated $100s of millions in revenue.

  - While at MOSAID, Mr. Cwynar managed the delicate balance between intellectual property licensing and product sales. **He is uniquely positioned to understand the complications Tessera faces by participating in both the semiconductor IP licensing business and technology components business.**

- *Prior to our search for Tessera director candidates, Starboard had no previous relationship with Mr. Cwynar.*

Track Record [1]					
($ in millions)					
	Revenue Growth		EBITDA Improvement		Share Price
Company	$ Amount	% Increase	$ Amount	% Increase	Increase
MOSAID Technologies	$50	489%	$33	1575%	220%



MOSAID Share Price Performance [1]

(1) Includes share price performance and financial performance during Mr. Cwynar's tenure at the Company.

Peter Feld

  

- Managing Member and Head of Research of <u>Starboard Value LP</u>.

- Mr. Feld has served on the board of directors of <u>Unwired Planet, Inc., an intellectual property licensing company</u>, since July 2011, and currently serves as its Chairman of the Board.

  – **Completed transition from legacy, failing product business to new IP model and announced transaction with Ericsson that resulted in Ericsson contributing 2,185 US and international patents and patent applications to Unwired Planet's existing portfolio of 200 patent assets. Turn-around is still underway.**

- Member of the board of directors of Integrated Device Technology, Inc., a mixed signal semiconductor solutions company.

- Recently served as a member of the board of directors of <u>SeaChange International</u>, Inc., a company engaged in the delivery of multi- screen video, from December 2010 to January 2013.

- **Mr. Feld's experience as an active stockholder, board member, and expert in capital markets and corporate governance practices, as well as his knowledge of intellectual property licensing, will enable him to provide invaluable oversight to the Board.**

- *Mr. Feld is a direct representative of Starboard Value, a 7.7% shareholder of Tessera.*

Thomas Lacey





- Former Chairman and Chief Executive Officer of Components Direct, a provider of product life cycle solutions.
- Former President, Chief Executive Officer and a director of Phoenix Technologies Ltd.
  - Sold non-core money losing businesses, significantly reduced SG&A and R&D costs, increased sales focus around core products, and established short term roadmap to achieve operating margin target.
  - **Increased operating margins from negative 32% to analyst expectations of 20% in a little over a year and sold the company for a significant premium.**
- Former President of Flextronics International's Components Division, now Vista Point Technologies.
  - Tessera acquired camera module manufacturing assets integral to its DOC business segment from Vista Point. **Mr. Lacey has a broad knowledge of the technology components business and is uniquely qualified due to his specific knowledge of elements of Tessera's DOC business.**
- Former Chairman, President and Chief Executive Officer of International Display Works.
  - **In approximately two years, grew revenue by almost three times, significantly improved operating profits, and sold the company to Flextronics for approximately $300 million.**
- Prior to International Display Works, Mr. Lacey held various executive positions at **Intel Corporation** for 13 years, including Vice President Sales and Marketing, President of Intel Americas, and Vice President and General Manager, Flash Products.
- *Starboard initially met Mr. Lacey through its investment in Phoenix Technologies, a former Starboard portfolio company, where he was hired to be the CEO. Following the sale of Phoenix Technologies, Starboard recommended Mr. Lacey for a board opportunity at a current Starboard portfolio company, DSP Group.*





Phoenix Share Price Performance (1)

Price (USD)
4.50
4.00
3.50
3.00
2.50
Feb-10
Mar-10
Apr-10
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Nov-10

International DisplayWorks Share Price Performance (1)

Price (USD)
10.00
8.00
6.00
4.00
2.00
0.00
Dec-03
Apr-04
Jul-04
Oct-04
Feb-05
May-05
Aug-05
Nov-05

(1) Includes share price performance during Mr. Lacey's tenure at the Company.

George A. Riedel





- Currently Chairman of the Board of Accedian Networks.
- Joined Nortel Networks in 2006, as part of the restructuring team. Former CSO and President of business units.
  - **Led unprecedented effort to monetize 6,500 patents in industry defining transaction. Patents were sold for $4.5 billion to a consortium including Ericsson, Apple, RIM, Microsoft and EMC.**
  - **This is one of the largest single transactions for intellectual property ever completed.**
  - Led the restructuring efforts to carve out and sell 11 business units for over $4 billion.
  - **Bond prices increased 7x from post-bankruptcy lows of 15 to above par.**
- Former VP of Strategy and M&A at Juniper Networks. Led a series of acquisitions that doubled the size of the company over 2 years.
  - **Share price increased over 250% from $9 a share in early 2003 to $24 a share in 2006.**
- *Prior to our search for Tessera director candidates, Starboard had no previous relationship with Mr. Riedel.*





Nortel Bond Price Performance (1)

Price (USD)
125.0
100.0
75.0
50.0
25.0
0.0
Feb-09
May-09
Sep-09
Dec-09
Mar-10
Jun-10
Oct-10
Jan-11
Apr-11
Aug-11
Nov-11

Juniper Share Price Performance (1)

Price (USD)
32.00
28.00
24.00
20.00
16.00
12.00
8.00
Mar-03
Jun-03
Sep-03
Dec-03
Apr-04
Jul-04
Oct-04
Jan-05
May-05
Aug-05
Nov-05

(1) Includes share price and bond price performance during Mr. Riedel's tenure at the Company.

STARBOARD VALUE
63

Donald E. Stout

NTP, Inc.

- Senior partner at the law firm of Antonelli, Terry, Stout & Kraus, LLP.

  - **Mr. Stout's legal practice involves all facets of intellectual property, including litigation, the provision of expert witness opinions, and the licensing and representation of clients before the USPTO in diverse technological areas, including telecommunications.**

  - Testified as an expert witness regarding obtaining and prosecuting patents.

  - Written and prosecuted hundreds of patent applications in diverse technologies and has also rendered opinions on patent infringement.

- **Co-Founder of NTP Inc., a very successful patent holding company for which he prepared the original patents and managed its patent litigation strategy, and currently serves as its Chief Strategist.**

  - NTP has won awards and settlements in excess of $700 million.

- Former assistant examiner of the United States Patent and Trademark Office from 1968 to 1972.

- *Prior to our search for Tessera director candidates, Starboard had no previous relationship with Mr. Stout.*

We Have Serious Concerns About the Credentials of the Existing Board

Tessera's slate has an alarming lack of relevant experience. There is not a single nominee who has run an IP licensing business, has direct background in imaging technology components, or has experience in patent law.

- **David C. Nagel**: Dr. Nagel has been on the board of Tessera for almost 8 years.

  - During his tenure, Tessera's stock price has declined by over 40% due to dismal financial performance, while broader market indices increased over 30%.

  - His background has limited relevance to Tessera's current businesses.

- **Richard S. Hill and Timothy J. Stultz**: While we recognize that these individuals joined the board less than a year ago, during their short tenure, there have been many poor decisions including:

  - The Board has manipulated Tessera's corporate governance mechanics by delaying the annual meeting date and nomination deadline by two months to prevent shareholders from exerting their rights on a timely basis.

  - The Board hastily accepted the resignations of former directors Goodrich and Rivette without first investigating the claims made in their resignation letter regarding former Chairman Boehlke. Just weeks later, the Company announced the removal of former Chairman Boehlke.

  - The Board publicly stated their unanimous support for CEO Bob Young, yet weeks later made an about-face and announced that Mr. Young would resign and not be re-nominated to the board.

  - The Board selected three new director nominees who appear to have minimal relevant experience and multiple ties to current Chairman Rick Hill.

  - Tessera has continued to miss expectations and report and poor financial performance.

We Have Serious Concerns About the Credentials of the Existing Board

We believe that the Company, in an attempt to appease shareholders during this election contest, hastily assembled a new Board made up of a combination of incumbent directors and new directors, many of whom lack relevant experiences and have questionable allegiances.

- In Tessera's proxy materials, the Company states:

  "The three new independent directors, Messrs. Chenault, Miner and Seams, were each recommended to the Board and the Nominating Committee by Michael Reich & Associates, a third party search firm."

- But at least two of the new directors have direct ties to the Company's newly appointed Chairman, Richard Hill.

  - Mr. Chenault served in several roles at Novellus since 1991, most recently as interim CFO, where he worked for Mr. Hill, who was CEO of Novellus at the time.

  - Mr. Miner currently serves on the board of directors of LSI Corporation alongside Mr. Hill.

- In addition, none of the new nominees have experience that is directly relevant to Tessera's businesses. Tessera is primarily an IP licensing company, yet these individuals have different backgrounds in semiconductor capital equipment, venture capital, and semiconductor products.

- We seriously question whether a comprehensive and objective search for independent candidates with appropriate skill sets for Tessera would have resulted in the selection of these individuals.

- **It is this type of potential consolidation of power under the new Chairman, Richard Hill, that became problematic under the leadership of former Chairman Boehlke.**

<p align="center">Are we really expected to believe these individuals were identified by "a third party search firm" and their relationships with Chairman Hill are a coincidence?</p>

We Have Serious Concerns About the Credentials of the Existing Board

- In Tessera's own investor presentation, these are the key criteria for directors that they list:

  - Public Company CEO / CFO

  - Public Company Board Experience

  - "Technology Innovation"

  - **Location**

  - Appointed Within Last 8 Months

- No mention of relevant IP licensing or imaging technology components experience??

- Instead, location is a key criteria.

We Have Serious Concerns About the Board's Past Attempts to Disenfranchise Its Shareholders

- **The Board has utilized Tessera's corporate machinery to insulate itself and prevent change that would benefit all shareholders.**

- **In advance of the 2012 annual meeting, the Board accelerated the Company's meeting and nomination dates in an attempt to prevent Starboard from nominating directors.**

  – In late 2011, Starboard began accumulating a position in Tessera and reached out to the Company's management and members of the Board in an attempt to initiate a constructive dialogue.

  – On December 21, 2011, the Company announced that the 2012 Annual Meeting would be held on March 30, 2012, which advanced the date of the 2012 Annual Meeting approximately two months compared to Tessera's historical practice of holding its annual meetings in May.

  – This action triggered an accelerated and immediate ten-day nomination deadline of December 31, 2011 under the Company's advance notice bylaw provisions.

- **In advance of this year's annual meeting, the Board delayed the meeting to impede shareholders from electing directors that they believe will represent their best interests on the Board.**

  – The Company announced that the Annual Meeting will be held on May 23, 2013, delaying it until almost two months after the one-year anniversary of the 2012 Annual Meeting.

  – During this time, the Company has consistently publicized its receipt of our private letters, and generally frustrated our attempts to effect change at the Company.

We believe the Board has manipulated annual meeting dates and nomination deadlines to prevent shareholders, and Starboard specifically, from making changes to the Board that we believe would benefit all shareholders.

Tessera Has Used Deceptive Practices to Disenfranchise Shareholders

Timeline of Events

- **November 2011:** Starboard begins acquiring position and attempts to schedule meeting with Company.

- **December 21, 2011:** Company announced that the 2012 Annual Meeting would be held on March 30, 2012 (vs. May 24th the previous year), which accelerated the nomination deadline by several months.

- **December 21-29, 2011:** Starboard made several attempts to contact Tessera and proposed that the Company extend the nomination deadline.

- **December 29, 2011:** After Tessera was unwilling to comply with our request, Starboard delivered a private letter to the company nominating Maury Austin, Peter Feld and Jeffrey McCreary in order to preserve our right.

- **January 3, 2012:** Despite Starboard's attempt to engage in a private dialogue, Tessera issued a press release publicly announcing its receipt of our 2012 Nomination Letter. In the press release, the Company also made specific performance commitments for its DOC business.

- **January 30, 2012**: Starboard agreed to withdraw the 2012 Nomination Letter and allow the Company time to take steps to address its underperformance and follow through on its performance commitments for DOC.

- **August 30, 2012:** Starboard met with management to discuss Starboard's concerns regarding the Company's failure to deliver on performance commitments made for the DOC segment.

- **September 4, 2012:** Farzan Roohparvar was terminated from his position as President of DOC, just 18 months after he was hired.

- **November 26, 2012:** Starboard filed a 13D disclosing a 5.7% stake in Tessera.

- **December 19, 2012:** Tessera amended its Bylaws to delay the nomination deadline and presumably to also delay the annual meeting.

- **January 15, 2013:** Richard Chernicoff resigned as the President of IP, just 18 months after he was hired.

- **February 7, 2013:** Tessera issued a press release announcing that the Annual Meeting will be held on May 23, 2013, delaying it until almost two months after the one-year anniversary of the 2012 Annual Meeting.

- **March 1, 2013:** John Goodrich and Kevin Rivette resigned from the Board of Directors, citing issues with governance, strategy and leadership.

- **March 25, 2013:** Tessera announced that Richard Hill would replace Robert Boehlke as Chairman and that three new independent directors would join the Board. In addition, the Board announced a search for a new CEO to replace Robert Young.

- **April 15, 2013:** Tessera appoints Chairman Richard Hill as Interim CEO.

We Have Tried to Reach a Reasonable Settlement with Tessera

Starboard has invested significant time and effort in an attempt to reach a settlement agreement with Tessera

- During settlement discussions, it became clear to us that Chairman Richard Hill would not agree to anything that did not leave him in absolute control.

    - At least two of the new directors have direct ties to Mr. Hill.

    - We seriously question whether a comprehensive and objective search for independent candidates with appropriate skill sets for Tessera would have resulted in the selection of these individuals.

    - It is this type of potential consolidation of power under the new Chairman, Richard Hill, that became problematic under the leadership of former Chairman Boehlke.

    - **Shareholders should not allow Tessera to once again be run by a controlling Chairman. Shareholders need to have an independent Board.**

- Despite our steadfast view that the slate of nominees we have proposed is better, more qualified, and more independent than the Company's slate, we recognize that a certain amount of continuity on the Board may be beneficial.

    - For this reason, our nominees have expressed their willingness to expand the Board to consider adding back up to two incumbent directors and, once a new permanent CEO has been appointed to succeed Mr. Hill, to add the Company's new permanent CEO to the Board.

    - **This proposal would allow new highly qualified candidates on the Board, but also retain two incumbent directors for continuity.**

    - We believe this would allow Tessera to move forward under the leadership of new, well-qualified directors, while ensuring continuity at the Company.

Appendix

- **IPNav Overview**

- **IPNav Review Process**

- **Director Nominees**

  - Tudor Brown

  - George Cwynar

  - Peter A. Feld

  - Thomas Lacey

  - George A. Riedel

  - Donald E. Stout

IPNav Overview

- Starboard engaged IPNav to assist in conducting a comprehensive review of Tessera, its businesses, patent portfolios and opportunities to unlock value for shareholders.

- IPNav is a leading full service patent monetization firm that helps corporations, universities, organizations and individuals profit from patented innovation.

  - 2003 - founded to help Erich and Audrey Spangenberg monetize IP.

  - 2008 - began servicing third party patent owners given demand for services.

  - 2011 - began actively pursuing third party patent owners (clients).

- Diverse group of clients including corporations, universities, hospitals, inventors, and financial investors.

- Global presence with offices in U.S., Europe, Middle East and Asia.

- Over $600 million in awards/transactions for IPNav clients since 2003.

- Key technology assets:

  - IPNav Analyzer - custom developed, cutting edge patent analytics and market analysis tools to optimize strategy and maximize returns.

  - Transaction and licensing agreement database across many industries and technologies.

- Successful history of licensing, commercialization and JV programs utilizing customized monetization strategies tailored for each engagement.

- Strong channel partners across industries and technologies.

IPNav Review Process

- Assets in the Tessera portfolio were analyzed by both human experts and IPNav's proprietary Analyzer.

- The IPNav Analyzer is a custom developed, patent analytics and market analysis tool used to optimize strategy and maximize return.

  - The Analyzer provides a QScore for assets evaluated, which is a proprietary IPNav statistical comparison of patent quality and value metrics relative to other active patents.

  - QScore algorithm consists of over 100 weighted variables IPNav considers relevant from past licensing and litigation experiences.

- IPNav conducted reverse engineering and claim chart work to determine and demonstrate infringement of patents by products in the marketplace.

- IPNav relied on publicly available information, such as press releases and SEC filings, to evaluate potential encumbrances on the portfolio.

- Market projections and analysis was prepared internally by IPNav utilizing third party market research.

- IPNav relied on public information and its own proprietary transactional database to determine reasonable royalty rates and damages analysis.

Tudor Brown

- Tudor Brown, age 54, was one of the founding members and until May 2012, President of ARM Holdings plc ("ARM"), a publicly-traded, semiconductor IP and software design company based in Cambridge, UK. Mr. Brown began his career at ARM over twenty years ago as a principal engineer and later assumed other roles, including Chief Technical Officer from 1997 through 2000, Chief Operating Officer from 2001 through 2008, and a member of the board of directors from 2001 through his retirement in May 2012. Mr. Brown became President of ARM in July 2008 with responsibility for developing high- level relationships with industry partners and governmental agencies and for regional development, and served as a director on ARM's board of directors. Currently, Mr. Brown is a member of the advisory board of Annapurna Labs, an Israeli company. Mr. Brown is also a former director of ANT Software Limited, a UK company developing advanced software for multimedia platforms, a position he held from April 2005 to February 2013. Mr. Brown received an MA degree in Electrical Sciences from Cambridge University, and holds one patent in low-power logic. He is a Fellow of the Institution of Engineering and Technology.

- Starboard believes Mr. Brown's experience as a founder and senior executive of one of the world's most successful semiconductor technology and licensing companies along with his strong operational experience and deep industry knowledge will enable him to provide invaluable oversight to the Board.

George Cwynar

- George Cwynar, age 63, is a consultant offering strategic and operational guidance, mentoring and executive coaching to small and mid- sized companies. Mr. Cwynar was the President of COM DEV Canada, a division of COM DEV International, a global designer and manufacturer of space hardware, from May 2008 until November 2009. From November 1994 until April 2007, Mr. Cwynar served as the President and Chief Executive Officer of MOSAID Technologies Incorporated ("MSD"), a Canadian- based leading designer and licensor of memory technology, and supplier of memory test systems to major semiconductor companies worldwide that was traded on the Toronto Stock Exchange. Prior to his work at MSD, Mr. Cwynar served in several capacities, including senior vice- president and general manager of operations at MacDonald Dettwiler & Associates, a systems engineering company specializing in remote sensing and air traffic control systems, from March 1980 until January 1994. Mr. Cwynar served on the board of directors of MetroPhotonics Inc. from February 2001 until March 2007 and Accelerix Incorporated until it was acquired by MSD in 1999. Mr. Cwynar also currently serves on the Advisory Board of OCM Manufacturing. Mr. Cwynar earned a B.A.Sc in electrical engineering from the University of Toronto.

- Starboard believes Mr. Cwynar's experience as the former chief executive officer of a semiconductor product and licensing company, as well as his technology and engineering background, will enable him to provide invaluable oversight to the Board.

Peter A. Feld

- Peter A. Feld, age 34, is a Managing Member and Head of Research of Starboard Value LP. Previously, Mr. Feld served as a Managing Director of Ramius LLC and a portfolio manager of Ramius Value and Opportunity Master Fund Ltd, a position he held between November 2008 and April 2011. Prior to becoming a Managing Director, Mr. Feld served as a Director at Ramius LLC from February 2007 to November 2008. Mr. Feld joined Ramius LLC as an Associate in February 2005. From June 2001 to July 2004, Mr. Feld was an investment banking analyst at Banc of America Securities, LLC, the investment banking arm of Bank of America Company, a bank and financial holding company. Mr. Feld has served on the board of directors of Unwired Planet, Inc. (f/k/a Openwave Systems Inc.), an intellectual property licensing company, since July 2011, and currently serves as its Chairman of the Board. Mr. Feld also has served on the board of directors of Integrated Device Technology, Inc., a mixed-signal semiconductor solutions company, since June 2012. Mr. Feld served on the board of directors of SeaChange International, Inc., a company engaged in the delivery of multi- screen video, from December 2010 to January 2013. Mr. Feld previously served on the board of directors of CPI Corp. from July 2008 to July 2009.

- Starboard believes that Mr. Feld's experience as an active stockholder, board member, and expert in capital markets and corporate governance practices, as well as his knowledge of intellectual property licensing, will enable him to provide invaluable oversight to the Board.

Thomas Lacey

- Thomas Lacey, age 54, is the former Chairman and Chief Executive Officer of Components Direct, a provider of cloud- based product life cycle solutions, and has served in those capacities since May 2011. Mr. Lacey also currently serves on the board of directors and the audit committee of publicly-traded International Rectifier Corporation, a leader in power management technology, and DSP Group, Inc. ("DSP"), a publicly- traded leading global provider of wireless chipset solutions for converged communications, and has served in those capacities since March 2008 and May 2012, respectively. Previously, Mr. Lacey served as the President, Chief Executive Officer and a director of Phoenix Technologies Ltd., a publicly- traded, global provider of basic input- output software for personal computers, from February 2010 to February 2011. Prior to joining Phoenix Technologies Ltd., Mr. Lacey was the Corporate Vice President and General Manager of the SunFab Thin Film Solar Products group of Applied Materials, Inc., which trades on NASDAQ, from September 2009. Mr. Lacey previously served as President of Flextronics International's Components Division, now Vista Point Technologies, from 2006 to 2007. Mr. Lacey joined Flextronics in connection with the sale to Flextronics of publicly- traded International Display Works, where Mr. Lacey had been Chairman, President and Chief Executive Officer from 2004 to 2006. Prior to International Display Works, Mr. Lacey held various management and executive positions at publicly- traded Intel Corporation for 13 years, including Vice President Sales and Marketing, President of Intel Americas, and Vice President and General Manager, Flash Products. Mr. Lacey holds a Bachelor of Arts degree in computer science from the University of California, Berkeley, and masters of business administration degree from the Leavey School of Business at Santa Clara University.

- Starboard believes that Mr. Lacey's experience in the senior management of public companies, including service as chairman, president, chief executive officer and corporate vice president, his experience on the boards of directors of public companies, his financial expertise and his direct knowledge of the component manufacturing and camera module business, will enable him to provide invaluable oversight to the Board.

George A. Riedel

- George A. Riedel, age 54, is currently the Chairman of the Board of Montreal- based Accedian Networks, where he has served as a director since 2010. Mr. Riedel has also served on the board of directors of PeerApp since 2011. Mr. Riedel served on the board of directors of Blade Network Technologies from 2009 until its sale to IBM in 2010. In March 2006, Mr. Riedel joined Nortel Networks Corporation, a publicly- traded, multinational, telecommunications equipment manufacturer ("Nortel"), as part of the turnaround team as the Chief Strategy Officer. His role changed after Nortel initiated creditor protection under the respective restructuring regimes of Canada under the Companies' Creditors Arrangement Act, in the U.S. under the Bankruptcy Code, the United Kingdom under the Insolvency Act 1986, on January 14, 2009, and subsequently, Israel, to lead the sale/restructuring of various carrier and enterprise business units through a series of transactions to leading industry players such as Ericsson, Avaya and Ciena. Mr. Riedel led the efforts to create stand- alone business units, carve out the relevant P&L and balance sheet elements and assign predominately used patents to enable sales of the assets. In 2010, Mr. Riedel's role changed to President of Business Units and CSO as he took leadership of the effort to monetize the remaining 6,500 patents and applications patents as well as manage the P&L for several business units that were held for sale. The 2011 patent sale led to an unprecedented transaction of $4.5 billion to a consortium of Apple, Ericsson, RIM, Microsoft and EMC. Prior to Nortel, Mr. Riedel was the Vice President of Strategy and Corporate Development of Juniper Networks, Inc., a publicly- traded designer, developer and manufacturer of networking products, from 2003 until 2006. Previously, Mr. Riedel was also a Director at McKinsey & Company, a global management consulting firm, where he spent 15 years serving clients in the telecom and technology sectors in Asia and North America on a range of strategy and growth issues. Mr. Riedel earned a BS with Distinction in Mechanical Engineering from the University of Virginia and his MBA from Harvard Business School.

- Starboard believes Mr. Riedel's direct involvement in the restructuring of Nortel, including the sale of the Nortel's patent portfolio for $4.5 billion, as well as his knowledge of the technology industry and leadership experience, will enable him to provide invaluable oversight to the Board.

Donald E. Stout

- Donald E. Stout (Don), age 66, is a senior partner at the law firm of Antonelli, Terry, Stout & Kraus, LLP of Arlington, Virginia. In 1992, Mr. Stout co- founded NTP Inc. ("NTP"), a patent holding company for which he prepared the original NTP patents and managed its patent litigation strategy, and currently serves as its Chief Strategist. Mr. Stout was employed by the United States Patent and Trademark Office ("USPTO") from 1968 to 1972 as an assistant examiner involved with patent applications covering radio and television technologies. In 1972, Mr. Stout worked as a law clerk for two former board members of the USPTO Board of Appeals, where he assisted in deciding issues of patentability for applicants who appealed previous decisions. Mr. Stout has been a director of Vringo, Inc., a company engaged in the innovation, development and monetization of mobile technologies and intellectual property, since July 2012, and has been a director of Augme Technologies, Inc., a mobile marketing and advertising technology company, since January 4, 2011. Mr. Stout's legal practice has involved all facets of intellectual property, including litigation, the provision of expert witness opinions, and the licensing and representation of clients before the USPTO in diverse technological areas, including telecommunications. In such capacity, Mr. Stout has testified as an expert witness regarding obtaining and prosecuting patents. Mr. Stout has written and prosecuted hundreds of patent applications in diverse technologies and has also rendered opinions on patent infringement and/or validity. Mr. Stout is a member of the bars of the District of Columbia and Virginia, and he is admitted to practice before the Supreme Court of the United States, the Court of Appeals for the Federal Circuit, the Fifth Circuit of Appeals, and the USPTO. He earned his J.D. degree (with honors) from George Washington University in 1972.

- Starboard believes Mr. Stout's deep knowledge of the intellectual property industry, his role in the success of NTP, and his extensive legal experience will enable him to provide invaluable oversight to the Board.

STARBOARD VALUE®

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